October 13, 2010

VIA EDGAR AND FACSIMILE (202) 772-9209

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Special Counsel - Office of Mergers & Acquisitions

Re:	JDS Uniphase Corporation
Schedule TO-I
Filed October 6, 2010
File No. 005-44729

Ladies and Gentlemen:

This letter responds to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Daniel F. Duchovny dated October 8, 2010 relating to a Schedule TO-I (the “Offer to Purchase”) filed by JDS Uniphase Corporation (the “Company”). We have included our responses to the Staff’s comments with each paragraph numbered to correspond to the numbered comments set forth in the Staff’s letter. For your convenience, the Staff’s comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Offer to Purchase. Further to our counsel’s discussions with Mr. Duchovny regarding the Staff’s comments, we herby undertake to file an amendment to the Schedule TO-I once the Staff completes it review of the Offer to Purchase reflecting the Company’s responses noted below.

Offer to Purchase

Cover Page

1.	Please revise the cover page to disclose the number of securities that are subject to your tender offer. See Item 4 of Schedule TO.

Response:

The Company will revise the cover page of the Offer to Purchase to state that options covering 4,331,401 shares of the Company’s common stock are subject to the Exchange Program.

2.	On the cover page and throughout the offer document, you disclose that, in order to participate in the offer, an offeree must remain employed through the date on which the offer is completed. We note that there is no description of the meaning of the completion date. Eligibility must be determined by no later than the offer expiration date. Please revise.

Response:

The Company hereby confirms that eligibility will be determined by not later than the offer expiration date. Accordingly, the Company will revise the Offer to Purchase to replace “completion date” with “Expiration Date.”

3.	Your offer includes persons resident outside the United States but only if their participation is feasible or practical under local regulations. It appears that security holders outside the U.S. will be unable to determine their eligibility until after the offer has expired and that the offer to these persons has not been made or is illusory. Please advise or revise.

Response:

The Company advises the Staff that on October 5, 2010, the compensation committee of its Board of Directors (the “Compensation Committee”) approved the final terms of the Exchange Program so that the Exchange Program is open to all Eligible Employees, including all such persons who are resident outside the United States. This means that no Eligible Employee resident outside the United States will be excluded from the Offer. The Company will revise the Offer to Purchase to delete all references to the Company’s ability to exclude otherwise Eligible Employees located outside of the United States if it determines that their participation is infeasible or impracticable under local regulations.

4.	We note that residents of Canada who participate in the offer will receive replacement options instead of RSUs. Please provide us with your analysis as to how limiting employee participation is consistent with Rule 13e-4(f)(8). To the extent this treatment of Canadian residents is effected in reliance upon the 2001 Global Exemptive Order regarding option repricing, please provide us your brief legal analysis of compliance with that order. Specifically discuss whether the treatment of Canadian residents as disclosed is consistent with your compensation policies and practices.

Response:

The Company advises the Staff that, in limiting participation in the Exchange Program to employees who hold Eligible Options, the Company is relying on the SEC’s March 21, 2001 Global Exemptive Order (the “Exemptive Order”), which provides relief from the requirements of Rule 13e-4(f)(8)(i) (the “All Holders Rule”) and Rule 13e-4(f)(8)(ii) (the “Best Price Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for exchange offers for employee stock options conducted for compensatory purposes.

The Exemptive Order applies to offers for employee stock options where: (a) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”); (b) the exchange offer is conducted for compensatory purposes; (c) the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and (d) the issuer otherwise complies with Rule 13e-4 promulgated under the Exchange Act. The Company believes that the Exchange Program complies with these conditions:

1.

The Company believes that it meets the requirements to use Form S-8 (the Company (i) is subject to the requirement to file reports pursuant to Section 13 of the Exchange Act, (ii) has filed all reports and other materials required to be filed by such requirements during the preceding 12 months, (iii) is not a shell company and (iv) has not been a shell company for at least 60 calendar days). All Eligible Options were issued under the Plans, each of which, the Company believes, meets the definition of an “employee benefit plan” under Rule 405 of the Securities Act. All new stock options granted in the Offer to Exchange will be granted under the 2003 Plan.

2.	The Offer is being conducted for compensatory reasons. The Company believes that the decline of its stock price over the last several years has resulted in a significant weakening of the incentive and retention value of its outstanding stock options and that these underwater options no longer support the long-term incentive and retention objectives that they were intended to serve. The Compensation Committee, in exercising its discretion and its business judgment in making decisions regarding compensation matters, decided to offer replacement options instead of RSUs to our employees who are residents of Canada. This decision was based on several compensatory factors, including (a) the fact that our Canadian employees would face potential adverse tax consequences if they were required to exchange their Eligible Options for the grant of RSUs as compared to exchanging their Eligible Options for a grant of new options under the 2003 Plan and (b) the number of employees holding otherwise Eligible Options in Canada was rather small when compared to the rest of the holders of the Eligible Options. As a general compensation policy, the Company prefers to treat similarly-situated employees the same way whenever possible, and believes it inequitable for the Offer itself to create an adverse taxable event for some employees but not for others. Accordingly, based on these factors and in an effort to ensure fair and reasonably equivalent terms for all employees, the Company determined that it could more efficiently motivate and incentivize our employees in Canada by offering a special stock option grant to each such individual holding otherwise Eligible Options. The Company believes that this special grant will further the same compensatory purposes that the Offer to Exchange is designed to provide to all other Eligible Employees.

3.	The Company believes that it has disclosed in the Offer to Exchange the essential features and significance of the Offer, including risks that option holders should consider in deciding whether to accept the Offer.

4.	The Company believes that, except as provided in the Exemptive Order, it has complied with Rule 13e-4 of the Exchange Act.

Moreover, the Company believes the decision made by the Compensation Committee with respect to our employees that are residents of Canada is permissible under the Exemptive Order, which specifically provides that “Issuers conducting these exchange offers often want the ability to treat option holders differently in order to accomplish their compensation objectives... . This exemption eliminates the limitations that the all holders and best price rules place on issuers’ ability to structure exchange offers in a manner consistent with their compensation policies and practices. The Division believes that these exchange offers do not present the same concerns caused by discriminatory treatment among security holders that Rules 13e-4(f)(8)(i) and (ii) were intended to address.”

Forward-Looking Statements, page 13

5.	It appears that this section may have been copied from your annual report on Form 10-K. Please revise it to address the offer document and not the annual report.

Response:

The Company will revise the Forward-Looking Statements section and remove references to the Company’s annual report where applicable.

6.	We note the disclaimer that you are under no duty to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Response:

The Company will revise the Forward-Looking Statements section to reflect that it will comply with its ongoing obligations to disclose material information under the federal securities laws.

Material U.S. Federal Income Tax Consequences, page 39

7.	Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

Response:

The Company will delete the legend referencing Treasury Department Circular 230.

* * *

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please feel free to contact me directly at (408) 546-4642 or Sanjay Shirodkar of DLA Piper (US) LLP at (410) 580-4184.

Sincerely,

/s/ Jeremy Liegl

Jeremy Liegl
Corporate Counsel

cc:	Dave Vellequette
Andrew Pollack, Esq.
Sanjay Shirodkar, Esq.

4